So 3/6/03 *X*

KP



SECURIT 03014856 IMISSION

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SEC MAIL RECEIVED MAR - 4 2003 WASH. D.C. 181 SECTION

**ANNUAL AUDITED REPORTED**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
| --- |
| 8- 40729 |

**FACING PAGE**
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/02_____ AND ENDING _____12/31/02___
                                           MM/DD/YY                              MM/DD/YY

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## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bannon, Ohanesian & Lecours, Inc.

| OFFICIAL USE ONLY |
| --- |
| 023757 |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___433 South Main Street, Suite 104_____
                          (No. and Street)

___West Hartford_____CT_____06110_____
        (City)                        (State)                    (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THE REPORT

___Joseph K. Bannon, Sr_____(860) 521-4751_____
                                                    (Area Code - Telephone No.)

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## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

___Kostin, Ruffkess & Company, LLC_____
                  (Name - if individual, state last, first, middle name)

___76 Batterson Park Road_____Farmington_____CT_____06034_____
        (Address)                    (City)          (State)        (Zip Code)

PROCESSED
APR 21 2003
THOMSON FINANCIAL

**CHECK ONE:**
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
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|  |

SEC 1410 (06-02)
* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

*Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number*

# OATH OR AFFIRMATION

I, Joseph K. Bannon, Sr., swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Bannon, Ohanesian & Lecours, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President_____
Title

_____
Notary Public

ERIKA J. LEBARON
NOTARY PUBLIC
MY COMMISSION EXPIRES JULY 31, 2006

This report ** contains (check all applicable):

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Cash flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

## BANNON, OHANESIAN & LECOURS, INC.

### Statement of Financial Condition

### December 31, 2002

Assets

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 202,096 |
| Accounts receivable | | 115,159 |
| Security deposits | | 25,000 |
| Prepaid expenses and other assets | | 60,773 |
| Prepaid taxes | | 2,428 |
| Furniture and fixtures (net of accumulated depreciation of $251,774) | | 33,352 |
| | $ | 438,808 |

Liabilities and Stockholders' Equity

| | | |
|---|---|---:|
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 32,149 |
| Accrued commissions | | 89,210 |
| Total liabilities | | 121,359 |
| | | |
| Stockholders' equity: | | |
| Common stock, no par; 5,000 shares authorized, 1,000 shares issued and outstanding | | 1,000 |
| Additional paid-in capital | | 138,675 |
| Retained earnings | | 177,774 |
| | | 317,449 |
| | $ | 438,808 |

The accompanying notes are an integral part of the financial statements